Exhibit 99.1

Sinovac Biotech Announces Issuance of GMP Certificate for EV71 Vaccine

BEIJING, January 28, 2016 - Sinovac Biotech Ltd. (SVA), a leading provider of biopharmaceutical products in China, announced today that the China Food and Drug Administration (“CFDA”) has issued the Good Manufacturing Practices (“GMP”) certificate to Sinovac for the Company's Enterovirus 71 ("EV71") vaccine.

This marks the completion of the final step of approval prior to commercial production. The company has begun commercial production of the EV71 vaccine and expects to deliver the vaccine to the market prior to the end of the second quarter of 2016 after the lot release testing is completed. The designed annual production capacity is 20 million doses.

As previously announced, the CFDA issued the new drug certificate and production license for Sinovac’s EV71 vaccine on December 30, 2015, which was followed by the public notification on the status of the GMP certification starting from January 5, 2016 to January 18, 2016.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, “The issuance of the GMP certificate has allowed us to begin commercial production of the EV71 vaccine. Sinovac has referenced the highest level of domestic and international quality standards throughout the development of the EV71 vaccine candidate and has established stringent controls to ensure product quality, safety and efficacy of the vaccine. After eight years under development, the EV71 vaccine demonstrates the proven capabilities of Sinovac’s research and development efforts and significant achievements in the areas of etiology, epidemiology, vaccinology and clinical application. With the clinically-proven strong efficacy profile of our EV71 vaccine, we plan to collaborate with local CDC’s to increase the vaccine coverage of this product and reduce the overall number of severe and fatal cases of Hand, Foot and Mouth Disease in China. We look forward to the broad adoption of our EV71 vaccine in the China market as well as the overseas market to provide a healthier environment for children globally with the protection of our EV71 vaccine.”

About EV71

Enterovirus 71, or EV71, causes Hand, Foot, and Mouth Disease (or HFMD). More than 90% of the reported cases occur in children under five years old. HFMD is a common and usually mild childhood disease. However, there has been an increase in severe HFMD cases reported associated with neurological symptoms caused by EV71. A number of outbreaks of EV71 HFMD in the Asia-Pacific region have been reported since 1997. Outbreaks have been reported in Malaysia (1997), Taiwan (1998, 2000 & 2001), mainland China (1998-2008), Australia (1999) and Singapore (2000) among other areas in the region. No specific treatment for this enterovirus infection and no vaccine are currently available.

HFMD has become a very serious problem in China, some other Asian countries and other areas in recent years given that no vaccine and specific treatment is currently available to protect against this disease. EV71 has evolved into a severe health threat to children as a growing number of HFMD cases have been reported in parts of Asia, including mainland China, Hong Kong, Singapore, South Korea, and Taiwan. According to the Chinese Ministry of Health's data available for the period from January 1 to November 30, 2015, the disease caused 118 deaths in China and over 1.61 million HFMD infection cases during the 2015 eleven-month period, as reported by health authorities, as compared to 508 fatalities in China and over 2.82 million reported HFMD infectious cases for the entire year of 2014.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), mumps and canine rabies. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. Sinovac’s newly developed innovative vaccine against HFMD caused by EV71 entered the commercialization production phrase and will be launched into the market by the end of first half of 2016. The Company is currently developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to Mexico, Mongolia, Nepal, Tajikistan, Bangladesh, Chile and the Philippines, and was recently granted a license to commercialize its influenza vaccine in Guatemala . For more information, please visit the Company's website at www.sinovac.com.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S: 1-646-308-1707

Email: william.zima@icrinc.com